SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING OF OCTOBER 23, 2006.

Data, time and venue:	October 23, 2006, at 3:30 pm, at Rua Lopes Quintas, 303, 10º andar, Rio de Janeiro – RJ.

Attendance:
Board members representing the necessary quorum, as per the signatures stated hereunto, and the Company’s Officers (Francisco Valim, General, Leonardo Pereira, Financial and André Borges, Corporate) attended the Meeting.

Presiding:	Jorge Luiz de Barros Nóbrega – Chairman.
and André Müller Borges – Secretary.

Resolutions:

1.
The Board members approved, pursuant to the CVM Instruction no. 358, of 01.03.02 and no. 369, of 06.11.2002, the new POLICY MANUAL FOR THE USE AND DISCLOSURE OF INFORMATION AND  TRADING IN NET SERVIÇOS DE COMUNICAÇÃO S.A. SECURITIES, attached to these present minutes, which will replace the previous Manual approved by the
Board of Directors Meeting of July 26, 2002.

	1.1.	The Board Members also authorized the Company’s Officers to take all the necessary measures to formalize, implement and disclose this manual.

2.
The Board Members approved the acquisition of 50% (fifty per cent) of the equity in TV CABO E COMUNICAÇÕES DE JUNDIA Í S.A., by the total amount of R$20.000.000,00 (twenty million reais),” held by UnitedGlobalCom do Brasil Telecomunicações Ltda. (49%) and SEI Sistemas Eletrônicos de Informações Ltda. (1%) and authorized the Company’s Officers to take all the necessary measures to formalize, implement and disclose this operation, in compliance with the lawful obligations inherent to this operation

3.
The Board Members approved the Company’s simple debenture issue program amounting to up to R$900,000.000.00 (nine hundred million reais) lasting up to 2 (two) years as of its filing with the CVM the Simple Debentures (“CVM” and “Issue Program”).

3.1.
The Board Members approved the 6th issue of simple debentures of up to R$580,000,000,00 (five-hundred and eighty million reais), under firm guarantee within the Issue Program (“6th Debenture Issue”), being the first in the Issue Program and being able to be augmented up to 15% (fifteen per cent) pursuant to article 24, caput, of CVM Instruction no. 400, of December 29, 2003 (“CVM Instruction 400”), and/or up to 20% (twenty per cent), pursuant to article 14, § 2º, of CVM Instruction 400. This augmentation may only take place should the issue of perpetual bonds fail to reach its maximum limit of US$150,000,000.00 (one hundred fifty million dollars), as approved in the clause below. In this case, the Company may augment the issue of simple debentures to complement any potential amount not raised in the issue of perpetual bonds.

3.2.
The Board Members approved the issue of debentures within the Issue Program, including those from the 6th Issue of Debentures, pursuant to the terms and conditions of the debenture issue contract draft attached to these minutes, which will be filed with the Company’s headquarters.

3.3.
In face of the dealings approved in this clause, the Board Members authorized Officers to adopt all measures to implement the Issue Program and the 6th Issue of Debentures, including any and all acts required to obtain the necessary registration and the hiring of the Leader Coordinator, Banco Bradesco S.A., which will work jointly with the other Coordinators, Banco Itaú BBA S.A., Banco Santander Banespa S.A., Unibanco - União de Bancos Brasileiros S.A., and Banco Pactual S.A.

4.
The Board Members approved the issue of perpetual bonds amounting to up to US$ 150,000,000.00 (one-hundred and fifty million dollars), with no expiry date, and bearing interest, having Deutsche Bank S.A as Coordinator Bank; thence, Officers are hereby authorized to take all necessary measures to hire all consulting and services needed and implement the operation herein, having permission to take all necessary measures and sign all required documents.

	4.1.	The Board Members authorized the operational companies controlled by the Company to provide the necessary personal guarantee within this operation for the issue of perpetual bonds.

Closure:
There being no further issues to be addressed, the meeting was adjourned and these minutes were then drawn up, read, approved and signed by all attending board members, the secretary and guests.

Signatures:

Chairman: Jorge Luiz de Barros Nóbrega, Secretary: André Müller Borges, Stefan Alexander, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jose Formoso Martinez, João Adalberto Elek Jr., Mauro Szwarcwald and Ivan Magalhães Júnior

The resolutions mentioned above are part of the Minutes of the Meeting held on this date, a true copy of the original drawn up in own book

André Muller Borges
Secretário

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.